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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

                                ________________

                       THE UNITED STATES SHOE CORPORATION
                           (Name of Subject Company)


                       THE UNITED STATES SHOE CORPORATION
                      (Name of Person(s) Filing Statement)


                        COMMON SHARES, WITHOUT PAR VALUE
              (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   912605102
                     (CUSIP Number of Class of Securities)

                                ________________

                             James J. Crowe, Esq.
                    Vice President, Secretary and General
                          Counsel The United States
                               Shoe Corporation
                              One Eastwood Drive
                         Cincinnati, Ohio 45227-1197
                                (513) 527-7000

     (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                               With a copy to:

                          William F. Henze II, Esq.
                          Jones, Day, Reavis & Pogue
                             599 Lexington Avenue
                           New York, New York 10022
                                (212) 326-3939


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                 This Amendment No. 7 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed on March 16, 1995, as previously amended (the "Schedule 14D-9"), by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $24 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995 and in the related Letter of Transmittal (the "Offer"), as set forth in this Amendment No.
7. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

         Item 3(b)(2) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

                 On April 16, 1995, the Company and Luxottica issued a joint press release announcing, among other things, that they had reached an agreement in principle for the acquisition by Luxottica and LAC of the Company for $28.00 per Share in cash, subject to the approval by the Board of Directors of each company and the execution and delivery of definitive merger documentation on terms and conditions mutually satisfactory to each party. A copy of the joint press release is filed as Exhibit 33 hereto and is incorporated herein by reference. The foregoing description of the joint press release is qualified in its entirety by reference to the text of the joint press release.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         Item 7(b) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

                 On April 16, 1995, the Company and Luxottica issued a joint press release announcing, among other things, that they had reached an agreement in principle for the acquisition by Luxottica and LAC of the Company for $28.00 per Share in cash, subject to the approval by the Board of Directors of each company and the execution and delivery of definitive merger documentation on terms and conditions mutually satisfactory to each party. A copy of the joint press release is filed as Exhibit 33 hereto and is incorporated herein by reference. The foregoing description of the joint press release is qualified in its entirety by reference to the text of the joint press release.





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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

                 Exhibit 33 -       Text of press release issued by the Company
                                    and Luxottica, dated April 16, 1995,
                                    regarding the agreement in principle for the acquisition of the Company by Luxottica.





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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 17, 1995



                           THE UNITED STATES SHOE CORPORATION



                           By:      /s/ Bannus B. Hudson
                                   ---------------------------------------------
                                   Name:  Bannus B. Hudson
                                   Title:  President and Chief Executive Officer





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                                EXHIBIT INDEX
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          Exhibit No.                     Description
          -----------                     -----------
          Exhibit 33 Text of press release issued by the Company and Luxottica, dated April 16, 1995, regarding the agreement in principle for the acquisition of the Company by Luxottica.